

June 12, 2013

<u>Via U.S. mail</u>
Mr. Boping Li
Chief Executive Officer
China Environmental Protection, Inc.
c/o Jiangsu Jinyu Environmental Engineering Co., Ltd.
West Garden, Gaocheng Town
Yixing City, Jiangsu Province
PRC 214214

> **Re:** **China Environmental Protection, Inc.**
> **Form 8-K Item 4.01**
> **Filed December 31, 2012**
> **File No. 0-53783**

Dear Mr. Li:

We issued comments to you on the above captioned filing on January 8, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by June 26, 2013.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact me at (202) 551-3743 if you have any questions.

Sincerely,

/s/ Jenn Do

Jenn Do
Staff Accountant